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                                                                       Exhibit 8





                                  July 24, 2001



Board of Directors
Camco Financial Corporation
6901 Glenn Highway
Cambridge, OH  43725

Board of Directors
Columbia Financial of Kentucky, Inc.
2497 Dixie Highway
Ft. Mitchell, KY  41017

Dear Directors:

                  We have reviewed the Agreement of Merger and Plan of Reorganization (the "Agreement") dated June 4, 2001, by and among Camco Financial Corporation, a Delaware corporation ("Camco"), Camco Acquisition Corp., an Ohio corporation formed in May 2001 for the sole purpose of facilitating this merger, Advantage Bank, an Ohio chartered savings bank which is a wholly owned subsidiary of Camco ("Advantage"), Columbia Financial of Kentucky, Inc., an Ohio corporation, ("Columbia Financial") and Columbia Federal Savings Bank, a federal savings bank which is a wholly owned subsidiary of Columbia Financial ("Columbia Federal"), with a view to rendering our opinion on the federal income tax consequences of the proposed merger of Camco Acquisition Corp. into Columbia Financial, the subsequent merger of Columbia Financial into Camco and the subsequent merger of Columbia Federal into Advantage.


                                   THE MERGER
                                   ----------

                  If the holders of at least the majority of the Columbia Financial shares adopt the Agreement, if all the necessary data regulatory approvals are received and if all conditions to the completion of the merger are satisfied or waived, the acquisition of Columbia Financial and Columbia Federal by Camco will be accomplished through a three-step process. First, Camco Acquisition Corp., a wholly owned subsidiary of Camco that was created for this merger, will merge into Columbia

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Board of Directors
July 24, 2001
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Financial. As a result of the merger, Columbia Financial will be a wholly owned subsidiary of Camco. At the effective time of this merger, each outstanding Columbia Financial share will be converted into the right to receive $6.90 in cash and .3681 share of Camco stock, subject to possible adjustment as will be discussed below, and all Columbia Financial shares will be cancelled and extinguished. Second, Columbia Financial will merge into Camco, with Camco being the surviving holding company. Finally, Columbia Federal will merge into Advantage, with Advantage being the surviving bank.

                  There are a number of conditions that must be satisfied by the respective parties in order for the merger to go forward. Columbia Financial and Columbia Federal will not be required to complete the merger unless, among other things, the market value of a share of Camco stock is at least $9.25 based on the average closing price of Camco for the 10 trading days ending 5 days before the merger closes, except that this condition will be deemed satisfied if, in the event that the market value is less than $9.25, Camco elects to increase the amount of cash or stock given in exchange for Columbia Financial's shares so that the total amount of the per share consideration to be paid for each Columbia Financial share is at least $10.30.

                  Camco will not issue fractional shares in the merger. Instead, Camco will pay cash, based on the average of the bid and ask price quotes of Camco stock on Nasdaq on the last day of trading before the completion of the merger, to each Columbia Financial shareholder who otherwise would be entitled to receive a fraction of the Camco stock.

                  Any shareholder of Columbia Financial who is not in favor of the adoption of the Agreement and who delivers a written demand for the fair cash value of such shares in the manner provided by Ohio General Corporation Law
Section 1701.85 shall be entitled, if and when the merger is consummated, and upon strict compliance with procedures set forth in Ohio General Corporation Law
Section 1701.85, to receive the fair cash value of the holder's of Columbia Financial shares, if such dissenter is a shareholder of Columbia Financial at the effective time.


                                   DISCUSSION
                                   ----------

                  The merger consideration being exchanged as a result of the merger of Camco Acquisition Corp. into Columbia Financial is comprised of too much cash to qualify as a tax-free reorganization and, as a result, the merger will be treated for federal income tax purposes as if the shareholders of Columbia Financial had sold each Columbia Financial share to Camco for $6.90 cash and .3681 share of Camco common stock (or for the adjusted consideration of cash and Camco stock, if applicable). The formation of transitory Camco Acquisition Corp. will be ignored. See Rev. Rul. 73-427, 1973-2 C.B. 301; Rev. Rul. 79-271, 1979-2 C.B. 125.

                  Furthermore, the subsequent merger of Columbia Financial into Camco will be treated as tax-free liquidation of a controlled subsidiary pursuant to Section 332 of Internal Revenue Code of 1986, as amended (the "Code"). In Rev. Rul. 90-95, 1990-2 C.B. 67, the Internal Revenue Service held that a reverse triangular cash merger in which a transitory subsidiary ("Acquisition Sub") merged into a target corporation ("Target") whose shareholders



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Board of Directors
July 24, 2001
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received cash for their Target shares, followed by a merger of the Target into the Acquisition Sub's parent corporation ("Parent"), would be treated as a purchase by Parent of Target's shares followed by a tax-free liquidation of Target into Parent. The ruling specifically held that the transactions would not be collapsed under the step transaction doctrine and treated as though Parent had purchased Target's assets.

                  Section 368(a)(1)(A) of the Code defines a reorganization to include a statutory merger. Since the merger of Columbia Federal into Advantage will be a statutory merger under the laws of the State of Ohio, this statutory requirement is satisfied.

                  In addition, certain nonstatutory requirements have been imposed by the courts and by the Internal Revenue Service in determining whether reorganizations are in compliance with Section 368 of the Code. These include requirements that there be a business purpose for the reorganization, that there be a continuity of business enterprise of the acquired corporation, and that the shareholders of all corporate parties to the reorganization emerge with some continuing equity interest in the entity resulting from the reorganization. Since Camco is the sole shareholder of both Columbia Federal and Advantage at the time of their merger, the continuity of interest requirement will be satisfied. The fact that the shares of Columbia Federal were recently acquired does not preclude the satisfaction of the continuity of interest requirement. The Internal Revenue Service regularly rules that continuity exists in such cases and recently issued regulations confirm that view.


                                    OPINIONS
                                    --------

                  Based on the description of the merger in the Agreement and the foregoing legal authorities, it is our opinion that:

                  1. The merger of Camco Acquisition Corp. with Columbia Financial will be treated for tax purposes as if the shareholders of Columbia Financial had sold each Columbia Financial share to Camco for $6.90 cash and
 .3681 shares of Camco common stock (or for the adjusted per share consideration totaling $10.30, if applicable).

                  2. Columbia Financial shareholders will recognize a gain or loss on the difference between (1) the sum of (a) the fair market value of the Camco common stock (based on the average of the bid and asked price of Camco stock on Nasdaq on the last day of trading before the completion of the merger plus (b) the cash (including cash, if any, paid for fractional shares) and (2) the basis in their shares of Columbia Financial surrendered in the merger. The gain or loss will be long term if the Columbia Financial shares were held for more than 12 months.

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Board of Directors
July 24, 2001
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                  3. The basis of the Camco common stock received by the
shareholders of Columbia Financial will be the fair market value of the Camco common stock on the effective date of the merger determined as described above.

                  4. Neither Camco nor Columbia Financial will recognize any gain or loss resulting from the merger of Camco Acquisition Corp. into Columbia Financial.

                  5. The merger of Columbia Financial into Camco will be treated as a tax free liquidation under Section 332 of the Code. Camco will recognize no gain or loss on the receipt of property received in connection with the liquidation of Columbia Financial. Columbia Financial will recognize no gain or loss on the distribution of any property in complete liquidation.

                  6. The tax basis of the assets of Columbia Financial in the hands of Camco will be the same as the basis of such assets in the hands of Columbia Financial immediately prior to the merger.

                  7. The merger of Columbia Federal into Advantage will constitute a reorganization under Section 368(a)(1)(A) of the Code. No gain or loss will be recognized to either Columbia Federal or Advantage.

                  8. The basis of the assets of Columbia Federal in the hands of Advantage will be the same as the basis of such assets in the hands of Columbia Federal immediately prior to the merger.

                  9. Any shareholder who perfects dissenters rights and receives the fair cash value of the shares of Columbia Financial will recognize gain or loss on the difference between the fair cash value and such shareholder's basis in the shares of Columbia Financial.

                  This opinion is not binding on the Internal Revenue Service and no ruling has been, or will be, requested from the Internal Revenue Service as to any federal income tax consequence described above. Although this opinion is based upon our best interpretation of current provisions of the Code and Treasury Department regulations promulgated thereunder, as well as existing court decisions and administrative rulings and procedures, and sets forth the conclusions we believe will be reached by a court if the issues were properly briefed and presented to it, no assurance can be provided that a court in fact would agree with our interpretation. Further, no assurance can be provided that the applicable law will not change in a manner that will adversely affect these consequences, and such adverse change could be retroactive.

                  No opinion is expressed as to any federal income tax consequence other than as specifically set forth herein, and no opinion is expressed with respect to the amount or timing of any federal income tax deduction or credit or with respect to any tax issue arising under state,


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Board of Directors
July 24, 2001
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local, or foreign tax provisions. Further, any change in the facts set forth herein or in the agreement could affect this opinion, perhaps in an adverse manner.

                                   Very truly yours,



                                   Vorys, Sater, Seymour and Pease LLP